September 7, 2023

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ronald (Ron) E. Alper
Jennifer Angelini

Re:	PENN Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 23, 2023
File No. 000-24206

Ladies and Gentlemen:

This letter responds to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter dated August 24, 2023 (the “Comment Letter”) in connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”) of PENN Entertainment, Inc. Except where indicated otherwise, the terms “PENN,” the “Company,” “we,” “our,” or “us” shall mean PENN Entertainment, Inc., and its consolidated subsidiaries.

For the convenience of the Staff, the Company has restated in this letter the comments in the Comment Letter in bold italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the relevant SEC filing. All references to page numbers and captions (other than those in the comments) correspond to the page numbers in the 2022 Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2022

General

Comment 1.
We note that you provided more expansive disclosure in your 2022 Corporate Social Responsibility Report (“CSR Report”) than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR Report.

Company’s Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s approach to public reporting on environmental, social and governance issues is tailored to the different needs and reporting requirements of the wide range of stakeholders interested in the sustainability of PENN. The Company’s investors are a key audience for SEC filings and particular disclosure rules and materiality standards apply to those filings, whereas our annual CSR Report and updates are developed to suit a potentially wider range of stakeholders and other interested parties, including consumers, customers, existing and prospective employees, non-governmental organizations,

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com

industry-related regulatory agencies, elected officials, media, suppliers, partners and others, and those reports may disclose matters even if they are not material to our business and financial condition.

Our most recent CSR Report builds upon two years of CSR-related disclosures and updates and contains disclosures that were prepared in alignment with the Sustainability Accounting Standards Board (SASB) Casinos & Gaming industry standards. Because our CSR Report aims to respond to a broad group of stakeholders interested in varying ESG topics, the CSR Report includes disclosures on a wide range of matters, even when we do not expect those matters to have a material impact on our business, and includes matters that are not required in our SEC filings. In contrast to the reporting standards used for our CSR Report and updates, the current SEC disclosure requirements are primarily focused on providing material information to investors. As such, we approach how and what we disclose in our CSR Report and updates, and our SEC filings differently.

In evaluating whether to include climate-related information from the CSR Report in the 2022 Form 10-K, we considered the disclosure requirements of Regulation S-K (including Items 101, 105 and 303) as well as the definition of materiality established under U.S. federal securities laws and case law. We further considered relevant Interpretive Releases, including Guidance Regarding Disclosure Related to Climate Change (Release No. 34-61469) and Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 34-48960).

Additionally, our quarterly disclosure review process seeks to ensure that our periodic reports are consistent with applicable regulatory standards and guidance, including the above. The Company’s financial reporting and accounting and legal teams work with various departments of the Company and external counsel to monitor relevant quarterly developments and discuss material trends for disclosure. These teams then put together a presentation of trends and proposed disclosure recommendations based on both quantitative and qualitative factors and the regulatory standards applicable to the filing. As part of its quarterly meetings to review and approve SEC filings, the Company’s Audit Committee considers the information provided by and recommendations made by the financial reporting and accounting and legal teams. Based on the Company’s thorough internal processes and consideration of the regulatory standards and guidance, the Company believes the 2022 Form 10-K complies with the relevant disclosure requirements.

The Company will continue to evaluate whether to include additional climate-related information in connection with future SEC filings, and such information will be included when required or we otherwise determine such disclosure to be appropriate for our shareholders when assessing the financial performance of the Company and risks to our business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Comment 2.
To the extent material, please discuss the indirect consequences of climate-related regulation or business trends, such as the following:
• decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
• increased demand for products or services that result in lower emissions than competing products or services;
• increased competition to develop innovative new products that result in lower emissions;
• increased demand for generation and transmission of energy from alternative energy sources; and
• any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com

Company’s Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considers applicable SEC disclosure rules, regulations, and guidance, including Item 101, Item 105 and Item 303 of Regulation S-K, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding indirect consequences of climate-related regulation or business trends.

As background for the Staff, the Company respectfully advises the Staff that the Company is a leading provider of integrated entertainment, sports content, and casino gaming experiences. As described in Part II - Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2022 Form 10-K (pages 36-37), the vast majority of our revenues are gaming revenue, which is highly dependent upon the volume and spending levels of customers at our property locations. Our gaming revenues are derived primarily from slot machines (which represented approximately 84%, 84% and 87% of our gaming revenue in 2022, 2021 and 2020, respectively) and, to a lesser extent, table games and online gaming consisting of online slots, online table games, and online sports betting. Aside from gaming revenue, our revenues are primarily derived from our hotel, dining, retail, commissions, media, program sales, admissions, concessions and certain other ancillary activities, and our racing operations, which represented approximately 19%, 16% and 15% of total revenues in 2022, 2021 and 2020, respectively. The Company provides entertainment and casino gaming experiences at our property locations through the use of real estate assets (such as land and buildings). The operations of our physical property locations create greenhouse gas (“GHG”) emissions.

The Company’s properties, similar to other businesses in the jurisdictions in which the Company operates, are subject to environmental laws and potential exposure to environmental liabilities; however, the Company cannot predict the impact indirect consequences of climate-related regulation will have on the Company’s business, financial condition, results of operations or cash flows. In this regard, the Company covers the potential risk in the risk factor on page 29 of the Company’s 2022 Form 10-K, within “we are subject to environmental laws and potential exposure to environmental liabilities which could have an adverse effect on us.”

With respect to GHG emissions, the Company continues to aim to further reduce our operational impact, emissions intensity and overall energy consumption. The Company has implemented various initiatives to reduce carbon emissions and improve operational efficiency, including the procurement of carbon-free energy for all of our properties located in deregulated jurisdictions where we are able to purchase energy from providers who offer carbon-free energy. Across our properties, we are continuing to enhance our energy efficiency through several focused projects, including updating LED lighting and installing EV charging stations and smart thermostats. Our properties factor energy efficiency into remodeling projects as well as appliances and various system upgrades. In 2022, several of our properties installed electric high-efficiency water heaters to replace gas boilers, replaced HVAC units with energy-efficient models, and completed emission-reducing generator replacement projects. Since 2011, the total cost to implement such initiatives of approximately $19 million in energy related capital expenditure projects was not material to the Company. Consequently, the Company has not seen, to date, any material indirect consequences of climate-related regulation or business trends. Set forth below is the Company’s response to each of the individual items referenced in the Staff’s comment:

•decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

The Company respectfully advises the Staff that, at the time of the filing of the 2022 Form 10-K and to date, the Company did not experience and has not experienced any significant decreased demand for its products or services as a result of any GHG emissions or use of carbon-based energy sources.

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com

•increased demand for products or services that result in lower emissions than competing products or services;

To date, the Company is not aware of any material increased demand for products or services related to or that result in lower emissions in the gaming industry. Moreover, the Company believes that locations, compelling offers, and exciting games more significantly affect demand than the level of GHG emissions a company produces.

•increased competition to develop innovative new products that result in lower emissions;

The Company is aware of an increased focus globally on implementing policies to reduce emissions. As noted above, we have various initiatives to reduce carbon emissions and improve operational efficiency, including the procurement of carbon-free energy, updating LED lighting and installing EV charging stations, smart thermostats, high-efficiency water heaters, and energy-efficient HVAC. While these initiatives ultimately have the added benefit of helping to contribute to a reduction in overall GHG emissions, to date, the Company has not identified any significant changes in competition due to innovative new products and services that result in lower emissions.

•increased demand for generation and transmission of energy from alternative energy sources; and

The Company is not in the business of generating or transmitting electricity and has thus not experienced any change in demand for such services.

•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

While the Company has had inquiries from investors about the operations of our property locations with regard to GHG emissions and other carbon-based energy impacts, the Company did not identify and has not identified any material reputational risks resulting from these inquiries.

As part of the Company’s ongoing evaluation of its offerings to our customers, to the extent management assesses that climate-related regulation or business trends are reasonably likely to have a material impact on demand for the Company’s products or services or cause reputational harm, relevant disclosure will be provided in future SEC filings.

Comment 3.
We note disclosure that your properties are at risk of experiencing extreme weather conditions (such as snowstorms, tornadoes, and/or flooding) and that your operations are subject to disruptions or reduced patronage as a result of severe weather conditions and natural disasters. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
• severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
• quantification of material weather-related damages to your property or operations;
• potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
• decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
• the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com

Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

Company’s Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considers applicable SEC disclosure rules, regulations, and guidance, including Item 101, Item 105 and Item 303 of Regulation S-K, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding climate-related matters.

The Company faces potential risks associated with the physical effects of climate change, which may include more frequent or severe snowstorms, tornadoes, hurricanes, flooding, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In recent years our properties in Louisiana have sustained physical damage from hurricanes, as well as interruptions of business operations. In 2020, Hurricane Laura made landfall near Cameron, Louisiana, which could be the result of climate change among a variety of other factors. Hurricane Laura caused flooding, property damage and suspension of electricity and water which led to the closure of our L’Auberge Lake Charles property for approximately two weeks. While the Company was able to recover the costs incurred to repair the physical property damage, the costs associated with clean-up and restoration, and lost revenues through insurance coverage, the Company concluded the property damage and resulting temporary loss of business to have a material impact to the Company’s financial statements. Such determination was disclosed in Note 4 – Hurricane Laura (pages 74-75) of the Company’s 2022 Form 10-K.

A summary of the estimated impact due to property damage and loss of business associated with Hurricane Laura described above after taking into account estimated insurance proceeds and recoveries as of June 30, 2023 is shown below:

Hurricane Laura

(in US$ millions)
Fixed asset write-off (cost, less accumulated depreciation)	$23.2
Clean-up, restoration, and other costs	53.0
Total	76.2
Estimated business interruption	13.6
Estimated financial impact	89.8
Estimated insurance recovery / proceeds	116.6
Estimated net impact	$26.8

In each of the periods covered by our 2022 Form 10-K and through September 7, 2023, excluding the property damage and loss of business associated with Hurricane Laura (as noted within the above table), the Company has not experienced any other severe weather events at other properties which caused significant flooding, property damage and/or material loss. The Company has experienced other weather-related events such as Hurricanes Delta, Ida, Marco, Sally, Zeta and Tropical Storm Cristobal. These weather-related events did not cause any damage at our properties; however, certain of our properties experienced temporary closures or reduced visitation volumes. We anticipate recording $2.5 million from proceeds in lost profits under our business interruption insurance related to the above-mentioned weather events.

We have not experienced a reduction of availability of insurance because of recent general macro-economic conditions or as a result of experienced severe weather events at our properties.

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com

Our properties are located in regions in which extreme weather events frequently occur, which could be the result of climate change among a variety of other factors. As such we have experienced increasing costs to obtain insurance coverage at our properties. The frequency or severity of weather events could lead to further increases in insurance costs for our properties in future periods. With respect to the cost or availability of insurance, the cost of insurance premiums represented approximately 14% and 4% of the Company’s income before income taxes for each of the years ended December 31, 2022 and 2021, respectively, and represented approximately 2% of the Company’s loss before income taxes for the year ended December 31, 2020. The Company’s cost of insurance premiums on an annual basis was approximately $25 million in 2022, $21 million in 2021, and $14 million in 2020. These items included the cost of premiums as quoted for insurance coverage for certain items such as property, casualty, and certain other risks. As noted in the above table, payouts on our insurance claims have been material which coupled with the geographic location of our properties that have historically experienced catastrophic or severe weather events and overall market conditions have resulted, and may continue to result, in an increase in our insurance premiums. As noted below, the Company believes that the risk factor in the 2022 Form 10-K adequately addresses physical effects of climate change on our operations and results. If circumstances change, in future SEC filings, we will consider adding a specific climate change risk factor as to how our businesses could be adversely impacted if extreme weather events have reduced the availability of insurance or increased the cost of insurance.

The Company’s properties, similar to other businesses in the jurisdictions in which the Company operates, are exposed to potentially significant losses resulting from catastrophic events and severe weather conditions, which could be the result of climate change among a variety of other factors; however, the Company cannot predict the impact that changing climate conditions will have on the Company’s business, financial condition, results of operations or cash flows. In this regard, the Company covers the potential risk in the risk factor on page 19 of the Company’s 2022 Form 10-K, within “we lease facilities that are located in areas that experience extreme weather conditions.”

Indirect weather-related impacts may affect the number of visitors to our properties in various ways, such as blocked access due to flooding or air travel disruptions due to storms, temporary closure due to loss of power or water or as mandated by the government, restricted access due to property damage, or decreased destination attractiveness of our properties. Our suppliers could be impacted by damage to their infrastructure and facilities, or disruptions in their operations, supply chain or distribution networks. Management considered these factors and determined the impacts to be temporary in nature based on the historical impact of the severe snowstorms, tornadoes, hurricanes, and flooding, which caused limited disruption to our customers and suppliers.

The Company will continue to monitor the physical effects of climate change, and, to the extent material to our business, financial condition or results of operations, we will disclose such consequences in future SEC filings, as required.

Comment 4.
Please provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information for each of the periods covered by your Form 10-K and for future periods in your response.

Company’s Response: The Company did not engage in purchases or sales of carbon credits or offsets during periods covered by the 2022 Form 10-K, nor engage in purchases or sales of carbon credits or offsets to date. The Company, to the extent applicable and if material to the Company’s business, financial condition and results of operations, will disclose in future periods the purchase and sale of carbon credits.

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com

If you have any questions or comments regarding this response to the Comment Letter, please contact me at (610) 373-2400.

Sincerely,

/s/ Felicia R. Hendrix
_______________________________

Felicia R. Hendrix, Executive Vice President and Chief Financial Officer

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com